LINDQUIST & VENNUMP.L.L.P. 4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402-2274 Telephone: 612-371-3211 Fax:612-371-3207	In Denver: 600 17th Street, Suite 1800 South Denver, CO80202-5441 Telephone: 303-573-5900 Fax: 303-573-1956

ATTORNEYS AT LAW	www.lindquist.com

ERIC R. TAUSNER
612.371.5765
etausner@lindquist.com

December 14, 2006

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
File No. 333-130815
Post-Effective Amendments filed October 24, November 20, 2006 and
December 5, 2006

Dear Mr. Owings:

On behalf of Ethanol Grain Processors, LLC (the “Company”), transmitted herewith for filing is the Registrant’s Post-Effective Amendment No. 4 to its Registration Statement on Form SB-2 (“Post-Effective Amendment No. 4”).

On December 12, 2006, we received an oral comment from Mr. Scott Anderegg requesting a change in Appendix C to the prospectus.  The Company has made that change as shown on page C-4 of the revised prospectus included in Post-Effective Amendment No. 4.

As we have done for previous amendments, in order to expedite your review, we are providing marked copies of Post-Effective Amendment No. 4.  One marked copy is enclosed with the original of this letter being sent to your attention, and two additional marked copies are being sent directly to Mr. Scott Anderegg.

Thank you very much for your assistance on this matter.  Please contact me at 612-371-5765, or Michael L. Weaver of this office at 612-371-3987, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Eric R. Tausner
Eric R. Tausner

Enc.

cc:	Mr. Scott Anderegg
Mr. James K. Patterson
Michael L. Weaver